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Exhibit 99.2  Press Release

September 18, 1997      For further information contact:
                        David M. Bradley
                        Chairman, President and Chief Executive Officer
                        North Central Bancshares, Inc.
                        825 Central Avenue  PO Box 1237
                        Fort Dodge, Iowa 50501
                        515-576-7531

NORTH CENTRAL BANCSHARES, INC. TO ACQUIRE VALLEY FINANCIAL CORP.

        Fort Dodge, Iowa, September 18, 1997 - David M. Bradley, Chairman, President and Chief Executive Officer of North Central Bancshares, Inc. ("North Central") (NASDAQ/NMS:FFFD), the holding company for First Federal Savings Bank of Fort Dodge ("First Federal"), and Larry L. Wenzl, Chairman of Valley Financial Corp., ("Valley"), a privately held Iowa corporation and parent company of Valley Savings Bank, FSB, Burlington, Iowa announced today the execution of a definitive agreement ("Agreement") for North Central to acquire Valley.

        Under the terms of the Agreement, North Central will acquire in a cash transaction valued at $14.7 million, or $525.00 per share, all 28,050 shares outstanding of Valley's common stock. The pricing reflects 190.6% of Valley's June 30, 1997 book value and 13.0 times Valley's earnings for the twelve months ended June 30, 1997, as adjusted for the one-time SAIF charge. Valley's $7.7 million of capital stood at 6.95% of assets as of June 30, 1997 and earnings were $635,000 for the six months ended June 30, 1997.

        Valley Savings Bank, FSB, a federally chartered savings bank, has two offices in Burlington, Iowa and one office in Mount Pleasant, Iowa. At June 30, 1997, Valley Savings Bank, FSB had assets of $110.9 million, loans of $60.2 million and deposits of $102.1 million.

        The acquisition of Valley will result in the merger of Valley Savings Bank with and into First Federal, with the three Valley branches continuing to operate as Valley Savings Bank, a division of First Federal. Doyle Ruble, the current President of Valley Savings Bank, will continue as President of the Valley Savings Bank division. The combined banking operation will have assets in excess of $300 million. The transaction, which will be accounted for as a purchase, is expected to close in the first quarter of 1998.

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        Commenting on the proposed transaction, Mr. Bradley stated, "This significant acquisition presents a terrific opportunity for expansion of our organization into south eastern Iowa. As a community oriented banking organization, we believe we can provide the high level of quality service to the Burlington and Mount Pleasant areas that our customers in north central Iowa have experienced. We are excited about the talented staff of Valley joining our organization. The combination of these two institutions is expected to be slightly accretive to North Central's net income and earnings per share in 1998."

        Mr. Wenzl, Chairman of Valley, added, "We look forward to the merger of Valley Savings Bank with First Federal Savings Bank of Fort Dodge. We believe this transaction is in the best interest of Valley and its stockholders. Our customers will be well-served by the combined company, which will continue Valley Savings Bank's tradition of providing quality service and products to our customers in the Burlington and Mount Pleasant area."

        The transaction has the unanimous approval of the boards of directors of North Central and Valley. The acquisition is subject to approval by the shareholders of Valley, approval of the appropriate regulatory authorities and the satisfaction of certain other customary conditions. Each member of Valley's Board of Directors, representing in excess of 25% of the voting power of Valley, has individually agreed to vote such person's shares in favor of the transaction.

        North Central Bancshares, Inc. serves north central Iowa at 4 full service locations in Fort Dodge, Nevada and Ames, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Fort Dodge, headquartered in Fort Dodge, Iowa. At June 30, 1997, North Central had assets of $212.9 million, deposits of $136.3 million and stockholders' equity of $48.3 million, totalling 22.7% of assets. Subsequent to this acquisition, North Central anticipates a continued strong equity level of approximately 13% tangible net worth to assets. First Federal's deposits are insured by the Federal Deposit Insurance Corporation. North Central's stock is traded on the Nasdaq National Market under the symbol "FFFD."

        This press release may contain certain forward-looking statements regarding the acquisition of Valley Financial Corp., including earnings accretion, which are based on management's current expectations regarding economic, legislative and regulatory issues. The factors which may cause future results to vary materially include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or quidelines; changes in legislation or regulation; and other economic, competitive, regulatory and technological factors affecting each company's operations, pricing, products and services.